UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15-d 16 of
                       The Securities Exchange Act of 1934



FOR  THE  PERIOD  ENDED:  June 30, 2000

COMMISSION  FILE  NUMBER:     0-30314


                               DEALCHECK.COM INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
--------------------------------------------------------------------------------
                         (Jurisdiction of Incorporation)

            65 Queen Street West, Suite 1905, Ontario, Canada M5H 2M5
--------------------------------------------------------------------------------
                    (Address of principal executive Offices)

                                 (416) 860 0211
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20F or 40F:

Form 20F       X                           Form  40F
           ---------                                   ---------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

Yes                                        No       X
      ---------                                 ---------

The number of shares outstanding of the Registrant's common stock as of June 30, 2000 is 4,049,316

DEALCHECK.COM  INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of three months ended June 30, 2000.

                                      INDEX
                                      -----

                                                                        Page No.
                                                                        --------

PART  1-  FINANCIAL  INFORMATION
--------------------------------

Item  1.  Financial  Statements                                            3-7

          Consolidated  Balance  Sheets  -  June  30,  2000  and           3
          1999  (unaudited)  and  March  31,  2000  (audited)

          Consolidated  Statements  of  operations  and  Deficit           4
          (unaudited)  for  the  three  months  ended  June  30,  2000 and  1999

          Consolidated  Statements  of  Changes  in  Financial             5
          Position  (unaudited)  for  the  three  months  ended
          June  30,  2000  and  1999

          Notes  to  Financial  Statements                                 6-7

Item  2   Management  discussion  and Analysis of Financial                7-12
          Condition  and  Results  of  Operations

PART  11-  OTHER  INFORMATION
-----------------------------

Item  1    Legal  Proceedings                                              12
Item  2    Changes  in  Securities                                         12
Item  3    Default  Upon  Senior  Securities                               12
Item  4    Submission  of  matters  to a vote of Security                  12
Item  5    Other  Information                                              12

Signature

DEALCHECK.COM  INC.
CONSOLIDATED  BALANCE  SHEET
(CANADIAN  DOLLARS)
JUNE  30,  2000  AND  1999

===========================================================================================
                                                 JUNE 30          March 31         June 30
                                                 2000                 2000            1999
                                                (UNAUDITED)       (AUDITED)     (UNAUDITED)

===========================================================================================

ASSETS

CURRENT
  Cash                                          $    335,239   $    425,968   $     11,806
  Short-term Investments                             618,876        697,274         64,914
  Advances to directors, non-interest bearing         89,993                             -
  Amounts receivable and prepaid expenses            491,380        580,198         23,041
-------------------------------------------------------------------------------------------
                                                   1,535,488      1,703,440         99,761
LONG-TERM INVESTMENTS                                803,761        782,687
WEB SITES                                             13,000         10,000          9,435
CAPITAL ASSETS                                        58,595         46,805         55,812
-------------------------------------------------------------------------------------------
                                                $  2,410,844   $  2,542,932   $    165,008
===========================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities      $     47,862   $     40,549   $     22,016
  Note payable                                        23,250
  Other Advances, non-interest
    bearing                                          222,739        179,763        109,632
-------------------------------------------------------------------------------------------
                                                     270,601        220,312        154,898
-------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK                                     19,660,724     19,660,724     16,109,063
DEFICIT                                          (17,520,481)   (17,338,104)   (16,098,953)
-------------------------------------------------------------------------------------------
                                                   2,140,243      2,322,620         10,110
-------------------------------------------------------------------------------------------
                                                $  2,410,844   $  2,542,932   $    165,008
===========================================================================================

DEALCHECK.COM  INC.
CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(CANADIAN  DOLLARS)
FOR  THE  THREE  MONTHS  ENDED  JUNE  30,  2000  AND  1999
(UNAUDITED)

=====================================================================

                                               2000           1999

=====================================================================

INCOME
  INTEREST                                      3,220              -
  NET EXCHANGE GAIN                            32,441
  NET GAIN ON INVESTMENTS                      11,631              -
  -------------------------------------------------------------------
                                               47,292
  -------------------------------------------------------------------

EXPENSES
  TRAVEL, PROMOTION AND CONSULTING            162,486        111,491
  PROFESSIONAL FEES                            18,000          8,187
  PROJECTS DEVELOPMENT COSTS                   12,000              -
  BANK CHARGES AND INTEREST                       462              -
  RENT                                          7,578          6,860
  TELEPHONE, INTERNET AND COURIER               3,210          6,632
  TRANSFER AGENTS FEES                          1,017          2,973
  SHAREHOLDERS INFORMATION                     12,038          3,500
  AMORTIZATION                                  6,060          5,185
  OFFICE AND GENERAL                            6,818          6,478

---------------------------------------------------------------------

                                              229,669        151,306
---------------------------------------------------------------------
NET LOSS FOR PERIOD                          (182,377)      (151,306)
DEFICIT AT BEGINNING OF PERIOD            (17,338,104)   (15,947,647)
---------------------------------------------------------------------

DEFICIT AT END OF PERIOD                 $(17,520,481)  $(16,098,953)

=====================================================================

NET LOSS PER SHARE                       $      (0.04)  $      (0.07)
=====================================================================


APPROVED  ON  BEHALF  OF  THE  BOARD


TERENCE  ROBINSON      DIRECTOR
-----------------------
KAM  SHAH              DIRECTOR
-----------------------

DEALCHECK.COM  INC.
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(CANADIAN  DOLLARS)
FOR  THE  THREE  MONTHS  ENDED  JUNE,  2000  AND  1999
(UNAUDITED)

==================================================================

                                               2000        1999
------------------------------------------------------------------

OPERATING ACTIVITIES
  Net loss                                  $(182,377)  $(151,306)

  Amortization                                  6,060       5,185
  Write-off of investment                                       -
  Write-off of web site development costs                       -
  Net gain on investments                     (11,631)          -
  Amounts receivable and prepaid expenses    (400,356)      5,185
  Accounts payable and accrued liabilities      7,313     (45,406)
------------------------------------------------------------------
                                             (580,991)   (151,957)
------------------------------------------------------------------

INVESTING ACTIVITIES
  Purchase of capital assets                  (17,850)     (2,620)
  Refund of subscription advance              489,173           -
  Investments                                  68,956           -
  Web site development costs                   (3,000)          -

------------------------------------------------------------------
                                              537,279      (2,620)

------------------------------------------------------------------

FINANCING ACTIVITIES
  Net advances                                 42,976     102,015
  Net advances to directors                   (89,993)          -

------------------------------------------------------------------

                                              (47,017)    102,015
------------------------------------------------------------------

INCREASE (DECREASE) IN CASH DURING PERIOD     (90,729)    (52,562)
CASH AT BEGINNING OF PERIOD                   425,968      64,368
------------------------------------------------------------------
CASH AT END OF PERIOD                       $ 335,239   $  11,806

==================================================================

DEALCHECK.COM  INC.
NOTE  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  THREE  MONTHS  ENDED  JUNE  30,  2000  AND  1999
(UNAUDITED)
================================================================================

1.     BASIS  OF  PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending March 31, 2001.

2. DIFFERENCE BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THOSE IN THE UNITED STATES

WEB  SITE  COSTS

The costs of developing the commercial web sites are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for period would be $185,377 (1999: $160,741). Total assets would be $2,397,844 (1999: $155,573) and deficit would be $17,533,481 (1999: $
16,108,388).

INVESTMENTS

Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealized holding gains or losses on trading securities are included in the income.
Unrealized holding gains and losses on available-for-sale securities are included in shareholders' equity.

Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealized holding gains and losses are included in shareholders' equity.

No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

RECENT  ACCOUNTING  DEVELOPMENT

In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133", which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. This Standard is applicable for the Corporation's 2001 fiscal year. The adoption of SFAS No. 137 had no material impact on its financial position, results of operations or cash flows for the three months ended June 30, 2000.

DEALCHECK.COM  INC.
NOTE  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  THREE  MONTHS  ENDED  JUNE  30,  2000  AND  1999
(UNAUDITED)
================================================================================

3.     RELATED  PARTY  TRANSACTIONS

The  following  is  a  summary  of  related  party  transactions  and  balances:

(a)    A  consulting  fee  of  $44,406  (1999  -  $45,955)  was  charged  by  a shareholder  under  an  agreement  dated  April  1,  1997
(b)    Consulting  fees  paid to directors during the period were $ 63,000 (1999
       -  $19,577)
(c)    Expenses  reimbursed  to  directors  during the year were $30,016 (1999 -
       $803)
(d)    Transactions  with  companies  under  the  common  directors

================================================================================
                                                                 2000     1999
================================================================================

     Expenses recovered at cost                                $  2,913  $ 5,430
     Funds advanced during year                                  85,000    5,430
     Balance due from                                           139,365   14,924

     Expenses relating to the shared premises and consultants were recharged to the affiliated entities at cost.

     Funds  advanced  are  repayable on demand and carry an interest of 5% p.a.

     Balances as at year end are included in "Amounts Receivable and prepaid expenses"

4.     COMPARATIVE  FIGURES

     Certain of the comparative figures have been reclassified to comply with the current period's presentation.

ITEM  2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in
Note  2  to  the  consolidated  (unaudited)  financial  statements.

RESULTS  OF  OPERATIONS

--------------------------------------------------------------------------------
Three months ended June  30             2000                     1999
                                      -------------in 000' CDN$-------------

Income                                    47                      -          -
Expenses                                 230                      151

                                      -----------------------------------
Net Loss for period                      183                      151

Deficit at end of period              17,520                   16,099
--------------------------------------------------------------------------------

Income consisted of interest earned of $3,220, exchange gain of $32,441 and net gain on investments of $11,631

Exchange gain mainly resulted from translation of monetary assets and liabilities in U.S. dollar into Canadian Dollar at the rate at June 30, 2000. Decline in the value of Canadian Dollar in comparison to the U.S. Dollar from $1.4494 CDN$ to $1 US at March 31, 2000 to $1.4802 CDN at June 30, 2000 resulted in the net exchange gain on conversion.

Net gain on investments is net of realized losses during the three months ended June 30, 2000 of $120,433 and a net holding gain of $132,064. On short term investments mainly in marketable securities.

The  major  components  of  expenses  are  as  follows:

TRAVEL,  PROMOTION  AND  CONSULTING  -

Three  months  ended  June  30               2000               1999
--------------------------------------------------------------------------------

Travel,  meals  and  entertainment          27,877               837
Consulting                                 134,467           110,654
Promotion                                      142                -
                                    ____________________________________________
                                           162,486           111,491
                                    ============================================
% of  operating  expenses                      70%               74%

During the first quarter ended June 30, 2000, the management focused its attention entirely on seeking long term business opportunities, while at the same time monitoring investments made during the fiscal year 2000. These efforts involved significant traveling during the previous fiscal year's first quarter; management was formulating the new business strategy and as a result had no major travel costs.

Consulting costs include a consulting fee of $44,406 (quarter ended June 30, 1999: $45,955) charged by a shareholder under a Consulting agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. The Company signed an Investor relation agreement with a Canadian private company for a one year term at a fee of US$10,000 per month plus expenses. A total fee of $44,406 was charged by this company for the three months ended June 30, 2000 and is included in the Consulting fee. The investor relations firm will handle the financial communications for the Company. Other consulting fees of $45,655 in the quarter ended June 30, 2000 related to fees paid for general IT, management and corporate services. During the quarter ended June 30, 1999, total fee of $ 64,699 was incurred for similar services.

PROFESSIONAL  FEES

Professional fees in the first quarter of fiscal 2001 were $18,000 compared to $8,187 in the first quarter of fiscal 2000. The significant increase in fee was due mainly to significant increase in the business activities and in completing the review process of the registration statement with Securities and Exchange Commission to acquire fully reporting company status and maintain the Company's listing on the OTC bulletin board of NASDAQ.

PROJECTS  DEVELOPMENT  COSTS

Total costs were $12,000 in the first quarter of fiscal 2001. There were no such costs in the prior period. The costs related to the design and development of the Company's web site. Further details of the various projects are given in the Investment section under "Liquidity and Capital Requirements".

OTHER  OPERATING  COSTS

Other operating costs in the first quarter of fiscal 2001 were 37,183, which included $10,020 related entirely to the legal and other costs incurred in connection with the Registration Statement of the Company with SEC. No such costs were incurred in the fiscal 2000 first quarter. The other operating costs were $27,163 compared to $31,628 in the first quarter of fiscal 2000. These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs and reflects the management's continued attention to keeping these costs to minimum.

LIQUIDITY  AND  CAPITAL  REQUIREMENTS

CASH  AND  WORKING  CAPITAL

Cash on hand at June 30, 2000 was $335,239 compared to $11,806 at June 30, 1999. Net working capital at June 30, 2000 was approx. $1.3 million compared to a deficit of approx. $55,000 in the working capital at June 30, 1999.

Significant improvement in the liquidity of the Company was the result of a successful private placement of approx. $3.3 million in the fiscal 2000.

Trade and Notes payables at June 30, 2000 were $47,862 compared to $ 45,266 at June 30, 1999.

The net cash spent on operations during three months ended June 30, 2000 was $187,948 compared to $146,121 during the three months ended June 30, 1999. Increased spending in the quarter ended June 30, 2000 was mainly related to increased travel and promotion costs to pursue investment and business opportunities, web site projects development costs and increased professional costs as explained earlier.

INVESTMENTS

The Company continued to follow the business investment strategy established during the fiscal 200o during the three months ended June 30, 2000.

The funds available from the private placement were invested as follows at the end of June 30, 2000:

                                       June 30, 2000   March 31, 2000

Short term investments                       618,876          697,274
Advances                                     491,380          489,173
Internet projects                             13,000           10,000
Long term investments                        803,761          782,687
                                      ______________  ________________
                                      $    1,927,017  $     1,979,134
                                      ==============  ================


SHORT  TERM  INVESTMENTS

Short term investments mainly comprised marketable securities of $ 404,559 and an investment of $214,317 in World Vacation Club.com Inc. (WVC)

The investment in WVC is carried from the fiscal 2000. As explained in detail in the M D & A accompanying the audited financial statements for the fiscal 2000, the Company is actively seeking buyers to dispose off this investment based on the legal opinion it received. The WVC has recently appointed a new president and is seeking additional equity funds. The management is actively pursuing opportunities to find buyers or possibly to sell back to WVC the entire investment at least at cost.

The Company invested in Developersnetwork.com (DN) during the fiscal 2000 by way of convertible debentures. As at March 31, 2000, total amount invested was $36,741. In May 2000, the Company received the full amount back with interest and also received, by way of a compensation for early settlement, an option to purchase 50,000 common shares of DN at $1 per share exercisable within two years.

ADVANCES

As at March 31, 2000, the Company held a subscription advance of $ 489,173 for the acquisition of common shares of Idealab.com from a private investor. The Company later decided against this acquisition and recovered the amount in full in May 2000.

Advances given during the three months ended June 30, 2000 included the following two major advances to companies, which may be the potential acquisition targets:

Realtimememories.com  Inc.               Amount  advanced          $  148,060
First  Empire Entertainment.com Inc.     Amount  advanced          $  114,250

Advances to Realtimememories.com were fully received with interest in July 2000. The Company also received a facilitation fee of US$ 10,000 in cash and 75,000 common shares in that company and 75,000 warrants at $0.50 each exercisable by 2002.

First Empire Entertainment.com Inc. (First Empire) is a Canadian public company whose main business is entertainment. The Company's first project is the development and production of "The Count of Monte Cristo", a live theatrical musical production, adapted from the novel of the same name. First Empire acquired the rights to the adaptation from a Toronto based writer and lyricist. First Empire initiated two previews, one in Toronto and the other in New York. It will be seeking additional funds to commence a workshop leading to a full blown road shows. Dealcheck.com Inc. will likely convert its advances into shares of First Empire.

INTERNET  PROJECTS

The current investment is in the design and development of IRCheck.com, a web site which will provide a comprehensive data base of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The Company spent $10,000 up to March 31, 2000 in getting the web site design completed by an independent design firm. It incurred further $3,000 in hiring consultants to collate and develop contents and have to date gathered information on about 500 IR firms in North America. The web site development work is in progress and the commercial launch is expected in November 2000. The Company expects to spend further about $ 50,000 on web site and content development and further $100,000 on marketing. Revenue is expected from the listing fee to be charged to IR firms and other sponsorship on the site. No significant revenue is expected until the end of the fiscal 2001.

LONG  TERM  INVESTMENTS

As part of the Company's Internet strategy, the Company invested in certain new and emerging Internet businesses that have demonstrated significant potential for growth in the long run. While these investments reflect only a small fraction of the investee companies' equity, the management believes that they are likely to provide much higher return on the investment and offer opportunities for synergistic business relationship among the other companies and projects within the Company's portfolio.

There has not been any major change in the Company's portfolio during the three months ended June 30, 2000. The major investment is in a private company -Dataloom Inc, where the Company's investment stood at $739,365 - about 31% of the total assets of the Company.

The Company's investment comprises 500,000 Series B preferred stock convertible at the Company's option at any time, into equal number of Common shares of Dataloom Inc. The company's holding, if converted now would represent approximately 5% equity interest in Dataloom Inc.

Dataloom Inc. was formed as a corporation in August 1999 in the State of Washington, US for the purpose of providing state-of-the-art web based business service solutions for small office home office enterprises. Dataloom, Inc. has developed a framework to deploy an exceptional information management solution for small to medium enterprise users (SME's). Comprising a full suite of powerful web-available applications and information management systems, this solution changes the way on-the-go professionals conduct business--anytime, anywhere, from any Internet connected device.

Dataloom's application services framework (xLoom) utilizes XML (Extensible Markup Language) and a proprietary Application Services Directory that enables web-based application interfaces to be delivered to any wired or wireless device in real time. xLoom enables a new generation of fast, flexible productivity tools.

While the company's investment does not entitle the Company to exercise any influence over the management of Dataloom Inc., the management remains in close contact with the management of Dataloom Inc. to ensure its investment value is not impaired. The Management was informed by Dataloom Inc. that it had attracted certain high profile investors and had recently negotiated agreements with major Japanese Companies to launch its products in the Japanese market, and also that Dataloom Inc. currently received sufficient advances from its signed contracts to support its operating requirements.

CAPITAL  EXPENDITURE

The Company spent $17,850 on capital assets; mainly comprising computers, during the three months ended June 30, 2000 compared to $2,620 during the three months ended June 30, 1999. The increased capital expenditure was due to the web projects and additional consultants.

FUTURE  CAPITAL  REQUIREMENT

The management plans to make couple of strategic acquisitions during fiscal 2001 mainly from the disposal of its short-term investments, advances and /or from the cash flow from exercise of the warrants attached to the Units under the fiscal 2000 private placement. It will also focus on fully developing IRCheck.com site and ensure its commercial launch during the fiscal year 2001.

The management estimates that its working capital requirements to remain at around $500,000 for the next nine months, which it hopes to cover from the funds raised in the private placement during the fiscal 2000. The management believes that the ten private placement investees will exercise their warrants during the fiscal 2001, which could generate further cash of about $4.5 million (approx. $3 million US).

In the event warrants are not exercised or further capital is not raised, the Company may dispose of part or all of its investment in Dataloom Inc. It is the intention of the management to keep enough liquidity to meet its operating requirements for the following eighteen months.

FORWARD  LOOKING  STATEMENTS.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".


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
PART  11   OTHER  INFORMATION

ITEM  1    LEGAL  PROCEEDINGS

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

ITEM  2    CHANGES  IN  SECURITIES

None

ITEM  3    DEFAULTS  UPON  SENIOR  SECURITIES

None

ITEM  4    SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITIES  HOLDERS

None

ITEM  5    OTHER  INFORMATION

None


SIGNATURES
----------


PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED






                                               ----------------------------

                                                   TERENCE ROBINSON
                                                   -------------------
                                                   CHAIRMAN & CEO
                                                   DEALCHECK.COM INC.


                                       12
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